INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

12 CN | 2025 – Fourth Quarter

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions, except per share data	2025	2024	2025	2024
Revenues	$4,464	$4,358	$17,304	$17,046
Operating expenses
Labor and fringe benefits	913	883	3,510	3,422
Purchased services and material	591	598	2,306	2,313
Fuel	437	481	1,786	2,060
Depreciation and amortization	456	489	1,938	1,892
Equipment rents	106	98	432	392
Other	228	181	745	642
Loss on assets held for sale	—	—	—	78
Total operating expenses	2,731	2,730	10,717	10,799
Operating income	1,733	1,628	6,587	6,247
Interest expense	(234)	(231)	(913)	(891)
Other components of net periodic benefit income	126	113	502	454
Other income (loss)	44	(2)	88	42
Income before income taxes	1,669	1,508	6,264	5,852
Income tax expense	(421)	(362)	(1,544)	(1,404)
Net income	$1,248	$1,146	$4,720	$4,448
Earnings per share
Basic	$2.03	$1.82	$7.58	$7.02
Diluted	$2.03	$1.82	$7.57	$7.01
Weighted-average number of shares
Basic	615.4	628.9	623.1	633.5
Diluted	616.0	629.5	623.7	634.5
Dividends declared per share	$0.8875	$0.8450	$3.5500	$3.3800
See accompanying Notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions	2025	2024	2025	2024
Net income	$1,248	$1,146	$4,720	$4,448
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	(78)	293	(286)	388
Net change in pension and other postretirement benefit plans	388	986	424	1,025
Derivative instruments	(2)	(1)	(2)	(20)
Other comprehensive income before income taxes	308	1,278	136	1,393
Income tax expense	(124)	(160)	(183)	(134)
Other comprehensive income (loss)	184	1,118	(47)	1,259
Comprehensive income	$1,432	$2,264	$4,673	$5,707
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2025 – Fourth Quarter 13

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		December 31	December 31
In millions	As at	2025	2024
Assets
Current assets
Cash and cash equivalents		$350	$389
Restricted cash and cash equivalents		13	12
Accounts receivable		1,117	1,164
Material and supplies		734	720
Other current assets		257	334
Total current assets		2,471	2,619
Properties		49,148	47,960
Operating lease right-of-use assets		440	485
Pension asset		5,362	4,541
Deferred income tax assets		611	689
Intangible assets, goodwill and other		523	773
Total assets		$58,555	$57,067

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,790	$2,810
Current portion of long-term debt		906	1,166
Total current liabilities		3,696	3,976
Deferred income tax liabilities		11,223	10,874
Other liabilities and deferred credits		999	612
Pension and other postretirement benefits		453	483
Long-term debt		20,300	19,728
Operating lease liabilities		316	343
Total liabilities		36,987	36,016
Shareholders' equity
Common shares		3,454	3,474
Common shares in Share Trusts		(152)	(129)
Additional paid-in capital		415	372
Accumulated other comprehensive loss		(1,067)	(1,020)
Retained earnings		18,918	18,354
Total shareholders' equity		21,568	21,051
Total liabilities and shareholders' equity		$58,555	$57,067
See accompanying Notes to Interim Consolidated Financial Statements.

14 CN | 2025 – Fourth Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2025	617.7	1.0	$3,468	$(137)	$404	$(1,251)	$18,789	$21,273
Net income							1,248	1,248
Stock options exercised	0.1		10		—			10
Settlement of equity settled awards	0.1	(0.1)		9	(14)		2	(3)
Stock-based compensation and other					25		(1)	24
Repurchase of common shares	(4.4)		(24)				(575)	(599)
Share purchases by Share Trusts	(0.2)	0.2		(24)				(24)
Other comprehensive income						184		184
Dividends							(545)	(545)
Balance at December 31, 2025	613.3	1.1	$3,454	$(152)	$415	$(1,067)	$18,918	$21,568

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051
Net income							4,720	4,720
Stock options exercised	0.5		63		(7)			56
Settlement of equity settled awards	0.2	(0.2)		33	(68)		21	(14)
Stock-based compensation and other					118		(5)	113
Repurchase of common shares	(14.9)		(83)				(1,964)	(2,047)
Share purchases by Share Trusts	(0.4)	0.4		(56)				(56)
Other comprehensive loss						(47)		(47)
Dividends							(2,208)	(2,208)
Balance at December 31, 2025	613.3	1.1	$3,454	$(152)	$415	$(1,067)	$18,918	$21,568
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2025 – Fourth Quarter 15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Totals shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2024	628.8	1.0	$3,477	$(128)	$360	$(2,138)	$17,887	$19,458
Net income							1,146	1,146
Stock options exercised	—		3		—			3
Settlement of equity settled awards	0.1	(0.1)		7	(7)		—	—
Stock-based compensation and other					19		(1)	18
Repurchase of common shares	(1.0)		(6)				(147)	(153)
Share purchases by Share Trusts	—	—		(8)				(8)
Other comprehensive income						1,118		1,118
Dividends							(531)	(531)
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Totals shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117
Net income							4,448	4,448
Stock options exercised	0.4		47		(6)			41
Settlement of equity settled awards	0.5	(0.5)		65	(80)		(42)	(57)
Stock-based compensation and other					85		(3)	82
Repurchase of common shares	(15.4)		(85)				(2,566)	(2,651)
Share purchases by Share Trusts	(0.3)	0.3		(50)				(50)
Other comprehensive income						1,259		1,259
Dividends							(2,138)	(2,138)
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051
See accompanying Notes to Interim Consolidated Financial Statements.

16 CN | 2025 – Fourth Quarter

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions	2025	2024	2025	2024
Operating activities
Net income	$1,248	$1,146	$4,720	$4,448
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	456	489	1,938	1,892
Pension income and funding	(105)	(97)	(410)	(385)
Deferred income taxes	144	18	334	325
Loss on assets held for sale	—	—	—	78
Changes in operating assets and liabilities:
Accounts receivable	132	132	92	205
Material and supplies	43	17	(24)	(6)
Accounts payable and other	149	181	220	(107)
Other current assets	(10)	23	(123)	—
Other operating activities, net	170	86	302	249
Net cash provided by operating activities	2,227	1,995	7,049	6,699
Investing activities
Property additions	(1,229)	(944)	(3,658)	(3,549)
Other investing activities, net	(3)	(19)	(55)	(58)
Net cash used in investing activities	(1,232)	(963)	(3,713)	(3,607)
Financing activities
Issuance of debt	970	366	1,965	3,483
Repayment of debt	(26)	(510)	(446)	(1,038)
Change in commercial paper, net	(638)	(625)	(612)	(1,381)
Settlement of foreign exchange forward contracts on debt	(14)	122	3	120
Issuance of common shares for stock options exercised	10	3	56	41
Withholding taxes remitted on the net settlement of equity settled awards	(2)	—	(9)	(52)
Repurchase of common shares	(587)	(150)	(2,059)	(2,600)
Purchase of common shares for settlement of equity settled awards	(1)	—	(5)	(5)
Purchase of common shares by Share Trusts	(24)	(8)	(56)	(50)
Dividends paid	(545)	(531)	(2,208)	(2,138)
Net cash used in financing activities	(857)	(1,333)	(3,371)	(3,620)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(1)	4	(3)	5
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	137	(297)	(38)	(523)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	226	698	401	924
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$363	$401	$363	$401
Cash and cash equivalents, end of period	$350	$389	$350	$389
Restricted cash and cash equivalents, end of period	13	12	13	12
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$363	$401	$363	$401
Supplemental cash flow information
Interest paid	$(216)	$(210)	$(979)	$(926)
Income taxes paid	$(227)	$(288)	$(935)	$(1,221)
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2025 – Fourth Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2024 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. The Company will reflect the relevant annual disclosure changes prospectively, including the disaggregation of rate reconciliation items and income tax payments by specified categories, nature and/or jurisdiction as described above within the 2025 Annual Consolidated Financial Statements.

ASU 2025-05 – Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
This ASU introduces an optional practical expedient to simplify the estimation of expected credit losses on current trade receivables and current contract assets arising from revenue transactions. When elected, an entity may assume that current conditions at the balance sheet date will remain unchanged over the remaining life of the assets in developing its reasonable and supportable forecast; entities still adjust historical loss information to reflect current conditions, but they need not incorporate forward-looking macroeconomic forecasts for assets within scope.

The amendments in this ASU are effective for annual periods beginning after December 15, 2025. The Company will reflect the relevant annual disclosure changes prospectively within the 2025 Annual Consolidated Financial Statements.

The following recent ASU issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.
18 CN | 2025 – Fourth Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after December 31, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Business acquisition

Iowa Northern Railway Company
On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN’s U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continued to be operated under its current management and the Company could not exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting.

CN | 2025 – Fourth Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
On January 14, 2025, the STB issued a final decision approving CN’s application to acquire control of IANR, subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through the use of a discounted cash flow approach, which incorporated the Company’s best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

The following table summarizes the final purchase price allocation with the fair value at the Control Date of the previously held equity interest in IANR, as well as the amounts recognized for the identifiable assets acquired and liabilities assumed on the Control Date:

(in millions)	March 1, 2025
Consideration
Fair value of previously held equity method investment (1)	$344
Recognized amounts of identifiable assets acquired and liabilities assumed (1)
Current assets	$10
Properties	426
Other non-current assets	10
Current liabilities	(20)
Deferred income tax liabilities	(90)
Other non-current liabilities	(23)
Total identifiable net assets (2)	$313
Goodwill (3)	$31
(1)As at the Control Date, the Company's fair value of the previously held equity interest in IANR and the related purchase price allocation was preliminary and subject to change over the measurement period, permitted to be up to one year from the Control Date. In the fourth quarter of 2025, based on updated information available to the Company, the fair value of net assets acquired was increased by $2 million to reflect changes to certain assets and liabilities which were insignificant, resulting in a decrease to Goodwill for the same amount. The Company’s fair value of the previously held equity interest in IANR and the purchase price allocation is now final.
(2)Includes operating lease right-of-use assets and liabilities. There were no identifiable intangible assets.
(3)The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

The final fair values of Properties were determined using valuation techniques including the market approach and the cost approach. The significant assumptions used to determine the final fair value of Properties were mostly related to a selection of comparable assets and inflation.

4 – Subsequent event

Normal course issuer bid (NCIB)
On January 30, 2026, the Company announced that its Board of Directors had approved a new NCIB, which allows for the repurchase of up to 24.0 million common shares between February 4, 2026 and February 3, 2027.
20 CN | 2025 – Fourth Quarter